Exhibit 99.1

Atrium European Real Estate Limited

FIRST HALF RESULTS REFLECT CONTINUED STRONG PERFORMANCE

Ad hoc announcement - Jersey, 16 August 2017. Atrium European Real Estate Limited (VSE/ Euronext: ATRS) (“Atrium” or the “Company” and together with its subsidiaries, the “Group”), a leading owner, operator and redeveloper of shopping centres and retail real estate in Central and Eastern Europe, announces its results for the first half of 2017.

Key Highlights

■	6.8% increase in like-for-like Net Rental Income

○	Excluding Russia, like-for-like NRI grew 2.7%, Russia delivered a 20.5% increase

■	Group NRI was stable, with a resilient operating margin of 96.6% and occupancy at 96.2%

■	Strong operational improvements delivering:

○	11.3% increase in EBITDA and a 5.4% increase in Company adjusted EPRA earnings

■	Cost efficiency and management structure programme on track for €10m savings by end 2018

■	Balance sheet well positioned to support continued growth with:

○	Continued low leverage, €90m in cash, €131m of unutilized revolving credit facility

■	On-going redevelopments projects in excess of €300m investment pipeline, adding 70,000 sqm of GLA to current portfolio by 2021, mainly in Warsaw

■	Arrangement to resolve the vast majority of Austrian legacy litigation reached in March 2017 with a related payment of up to €44m

■	Special dividend of 14 €cents per share paid in June 2017 in addition to the 6.75 €cents quarterly dividends per share

■	Appointment of Scott Dwyer, CEO Atrium Poland, to the role of Group COO, effective from 1 October 2017

Operating results

■	Group NRI stable at €95.5m notwithstanding disposals and redevelopments (6M 2016: €95.6m).

■	Group operating margin remained healthy at 96.6% (6M 2016: 97.1%).

■	EBITDA increased 11.3% to €80.0m (6M 2016: €71.8m excluding revaluation, disposals and impairments). Primarily due to a €7.4m decrease in administrative expenses following a €4.1m reduction in legacy legal costs and the initial implementation of the cost savings programme announced at the time of the full year 2016 results.

■	Company adjusted EPRA earnings per share grew 5.4% to 16.4 €cents (6M 2016: 15.6 €cents).

■	Profit after tax was €61.3m, consistent with 2016.

■	Value of the Group’s portfolio of 60 standing investments stood at €2.6 billion as at 30 June 2017.

■	Occupancy levels remained steady at 96.2% (31 December 2016: 96.6%).

■	EPRA net asset value (“NAV”) per share was €5.40 (31 December 2016: €5.52) following two quarterly dividends of 6.75 €cents paid in March and June and including the payment of a 14.0 €cents special dividend in June.

■	Third quarterly dividend of 6.75 €cents per share due to be paid as a capital repayment on 29 September to shareholders on the register at 22 September, with an ex-dividend date of 21 September 2017.

Ongoing progress with the redevelopment and extension programme:

■	Following the delivery of 7,600 sqm of GLA in 2016, works continued at Atrium Promenada to generate 13,400 sqm of additional GLA by the end of 2018. The full redevelopment, which comprises a 44,000 sqm extension, is expected to complete in 2021.

■	An 8,600 sqm GLA extension is ongoing at Atrium Targowek, with completion due by the end of 2018.

■	A redevelopment and refurbishment programme commenced at Atrium Reduta in July, adding 5,800 sqm of new GLA, for delivery at the end of 2019.

■	These Polish projects are part of a wider redevelopment pipeline which will deliver almost 70,000 sqm of new GLA to the Group’s Polish portfolio and make a significant contribution to our future growth.

Financing transactions provide balance sheet strength and flexibility

■	84% of the Group’s standing investments are unencumbered as at 30 June 2017.

■	€175m of unsecured revolving credit facilities as at of 30 June 2017, of which €131m remain unutilised as at 30 June 2017.

■	As at 30 June 2017, the Gross LTV and Net LTV were 33.3% and 30.3% respectively. The Company remains conservatively leveraged and well placed to support future redevelopments and acquisition opportunities as they arise.

Commenting on the results, Liad Barzilai, Group CEO, said: “This strong set of results show improvements across all our key operating metrics and, most notably, the delivery of like-for-like net rental income growth in all our territories. We have already made solid progress in our implementation of a more efficient cost and management structure and are on our track to meet our target €10 million of savings before the end of 2018.

“Our redevelopment programme focussed on improving and extending our existing assets is progressing well, particularly at our flagship Warsaw centres where we are adding around 53,000 sqm of GLA to Targowek and Promenada, with the first phases at both already complete.

“This solid operational progress, coupled with the redevelopment programme, give me confidence for the year ahead and beyond.”

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This announcement is a summary of, and should be read in conjunction with, the full version of the Group’s Q2 2017 results, which can be found on the Company page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on the Company’s website www.aere.com or from:

Analysts:

Ljudmila Popova

lpopova@aere.com

Press & Shareholders:

FTI Consulting Inc +44 (0)20 3727 1000

Richard Sunderland

Claire Turvey

Ellie Sweeney

atrium@fticonsulting.com

The Company is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Commission as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.

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